UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that on June 15, 2017 its majority owned consolidated subsidiary, TyrNovo Ltd., issued a press release, “TyrNovo Ltd. to Participate in 2017 BIO International Convention”, which is attached hereto as Exhibit 99.1. In connection with the above, the Company also made available an updated Company Presentation on its website. A copy of the updated Company Presentation is attached hereto as Exhibit 99.2 and may be viewed in the Investor Relations section of the Registrant’s website at www.kitovpharma.com.

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release
Exhibit 99.2	Company Presentation – June 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

June 15, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
Company Secretary